SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 0-20050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First National Bank 401(k) & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Princeton National Bancorp, Inc.
606 South Main Street
Princeton, Illinois 61356


05069713

REQUIRED INFORMATION

The Citizens First National Bank 401(k) & Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First National Bank 401(k) & Profit Sharing Plan

Date: October 12, 2005

By: ______________________
Citizens First National Bank
as Plan Sponsor
Name: Tony F. Sorcic
Title: President

CITIZENS FIRST NATIONAL BANK 401(K) & PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

CLIENT COPY

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
CITIZENS FIRST NATIONAL BANK
401(K) AND PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.) 08/01/1983

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
CITIZENS FIRST NATIONAL BANK
606 SOUTH MAIN STREET
PRINCETON IL 61356-0000

2b Employer Identification Number (EIN) 36-0917979

2c Sponsor's telephone number 815-875-4444

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator	Date	JILL S. SMITH Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE	Date	JILL S. SMITH Type or print name of individual signing as employer, plan sponsor or DFE



Replacement 7/29/05

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:
a Sponsor's name
b EIN
c PN

5 Preparer information (optional) a Name (including firm name, if applicable) and address
b EIN
c Telephone number

		Line	
6	Total number of participants at the beginning of the plan year	6	262
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants	7a	257
b	Retired or separated participants receiving benefits	7b	13
c	Other retired or separated participants entitled to future benefits	7c	48
d	Subtotal. Add lines 7a, 7b, and 7c	7d	318
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines 7d and 7e	7f	318
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	199
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	7
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	69

8 Benefits provided under the plan (complete 8a and 8b as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year .... ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ______ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [ ] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)



SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2004
This Form Is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHAR	B Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CITIZENS FIRST NATIONAL BANK	D Employer Identification Number 36-0917979

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	275000	280935
(2) Participant contributions	b(2)	174	8050
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)	1553862	1640367
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	315620	307318
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	11106203	12937292
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)		
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	13250859	15173962
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	13250859	15173962

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

	Income		(a) Amount	(b) Total
a	**Contributions:**			
	(1) Received or receivable in cash from: (A) Employers	a(1)(A)	549282	
	(B) Participants	a(1)(B)	553319	
	(C) Others (including rollovers)	a(1)(C)	104259	
	(2) Noncash contributions	a(2)		
	(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1206860
b	**Earnings on investments:**			
	(1) Interest:			
	(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
	(B) U.S. Government securities	b(1)(B)		
	(C) Corporate debt instruments:	b(1)(C)		
	(D) Loans (other than to participants)	b(1)(D)		
	(E) Participant loans	b(1)(E)	228260	
	(F) Other	b(1)(F)		
	(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		228260
	(2) Dividends: (A) Preferred stock	b(2)(A)		
	(B) Common stock	b(2)(B)	52449	
	(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		52449
	(3) Rents	b(3)		
	(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
	(B) Aggregate carrying amount (see instructions)	b(4)(B)		
	(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		0



Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)	7633	
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		7633
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		818239
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		2313441
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	390338	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		390338
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)		
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)		
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		390338
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		1923103
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? ☐ Yes ☒ No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-5565207
KPMG

d The opinion of an independent qualified public accountant is **not attached** because:
(1) ☐ this form is filed for a CCT, PSA or MTIA. (2) ☐ it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		10000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)



SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

CITIZENS FIRST NATIONAL BANK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

606 SOUTH MAIN STREET

c City or town, state, and ZIP code

PRINCETON IL 61356-0000

2a Name of trust
CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARING PLAN

b Trust's employer identification number 36-0917979

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . ▶ 36-0917979

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Sign Here Signature of fiduciary ▶ ______________________ Date ▶ ______________



Official Use Only

SCHEDULE R
(Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARI	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CITIZENS FIRST NATIONAL BANK	**D** Employer Identification Number 36-0917979

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 36-3857326 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver. . . . . ▶ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions). . . . . ☐ Yes ☐ No



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1 is checked.**

Official Use Only

OMB No. 1210-0110

2004

This Form is NOT Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARIN	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 CITIZENS FIRST NATIONAL BANK	**D** Employer Identification Number 36-0917979

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶

Phone number of plan administrator ▶ 815-875-4444 Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
B	333649976	PATRICIA		ARABIA	A	A	
B	333385976	JUDY		AWE	A	A	
D	349644446	CHRISTINE		SKAGGS			
B	349649857	LINDA		BICKETT	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			1405.00		
B			99650.00		
B			8071.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	340523497	JEANETTE		BIDINGER	A	A	
B	337288031	DARLENE		BROWN	A	A	
B	321528888	JENNFIER		CHASE	A	A	
B	322809437	COLLEEN		COOPER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			11362.00		
B			174556.00		
B			29652.00		
B			11027.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	353724827	DENISE		CORTES	A	A	
B	352524967	RICHARD		DUELLMAN	A	A	
A	347786430	JENNIFER		ELMORE	A	A	
B	329403535	JAMES		ERLENBORN	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			13617.00		
B			12546.00		
A			978.00		
B			55244.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	323366333	JOYCE		FRESON	A	A	
B	484463552	DOROTHY		GRAFFT	A	A	
A	318425988	DENNIS		GUTHRIE	A	A	
B	329621200	JEFFREY		HOCHSTATTER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			172984.00		
B			93056.00		
A			354060.00		
B			29213.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
B	348266671	DOLORES		HOFFERT	A	A	
B	318629616	RENEE		HOFFMAN FERRIS	A	A	
B	311582593	BETH		HUBBARD	A	A	
B	336581696	MICHAEL		JACKSON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			54964.00		
B			39276.00		
B			24423.00		
B			6548.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	326687179	CHRISTINE		LARBLE	A	A	
A	509766355	REBEKAH		LEACH	A	A	
B	349560627	TONI		MANNING	A	A	
B	486347012	BETTY		MARTIN	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			20125.00		
A			3285.00		
B			12733.00		
B			12750.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	321528522	JANIS		MCDONALD	A	A	
B	349609989	WILLIAM		MCDONALD	A	A	
B	328429075	EVELYN		MCLANE	A	A	
B	361589582	MARIE		MILLER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			44593.00		
B			60511.00		
B			26681.00		
B			20981.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	354584480	MICHAEL		O'BRIEN	A	A	
B	328428223	BARBARA		OLSON	A	A	
A	333500431	KIRSTEN		OLSON	A	A	
A	358766127	HEIDI		PEDERSON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			3866.00		
B			27599.00		
A			6655.00		
A			20060.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	335784154	CAROLYN		PIERSON	A	A	
B	351386630	JULIE		ROBERTS	A	A	
A	359528842	MARGO		SALOMONE	A	A	
A	339543508	KATHY		SEIDEL	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			11435.00		
B			862.00		
A			69521.00		
A			57111.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
B	330464139	MARY		SEYLLER	A	A	
B	321625624	DONNA		TONIONI	A	A	
B	483781301	DANIEL		WADLE	A	A	
B	339544301	JULIE		WENDORF	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			20689.00		
B			101.00		
B			9004.00		
B			9200.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
B	319669140	LISA		ZEGLIS	A	A	
D	328684252	TRACY		OAKS			
D	330386052	JAMES		COCHRAN			
D	343648091	AMY		FERRARI			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
B			61.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan – periodic payment
D	328809575	VINCENT		WROZS			
D	324820464	MICHELLE		DUFFIELD			
D	330548061	CYNTHIA		STURM			
D	356666057	AMY		ECKBERG			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
D	353785786	BRIAN		KAPLAN			
D	357602926	DIANE		FLOWERS			
D	343449729	KAREN		EUHUS			
D	336746717	KIPPLYN		LOOMIS			

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
D	347665351	POR FIRIO		GUADIANA			
D	485669793	LIZABETH		PUEBLA			
D	360626022	TERESA		KOSTELLO			
D	321527855	THERESA		WIESBROCK			

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				**Use with entry code "A" or "B"**		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
D	340607636	DAWN		GRUBAR			
D	338485631	CONNIE		CREDI			
D	319342580	RUTH		SIMPKINS			
D	330668141	KATHY		ENBOM			

	Use with entry code "A" or "B"			**Use with entry code "C"**	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
D	360341759	BETTY		WALTERS			
D	342729261	TERESA		GAYTAN			
D	339681959	KELLY		STOFFREGEN			
D	212646286	ROBERT		MCCARLEY			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
D	327766099	LAURA		SINKOVITS			
D	359382354	SUE		CAPPETTO			
D	332387958	PATTIE		MARX			
D	338487291	LINDA		KREISER			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
D	344529285	LORI		PIEPER			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARING	B Three-digit plan number ▶	003
C Plan sponsor's name as shown on line 2a of Form 5500 CITIZENS FIRST NATIONAL BANK	D Employer Identification Number 36-0917979	

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is______________.

b The number of such QSLOBs that have employees benefiting under this plan is______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2004

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	370
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	154
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	216
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	17
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	201
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	16

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ NON-ELECTIVE **d** 98.8 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401K	100.0	
(2)	401M	80.2	
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test



SUMMARY ANNUAL REPORT

FOR CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARING PLAN

This is a summary of the annual report for the CITIZENS FIRST NATIONAL BANK 401(K) AND PROFIT SHARING PLAN, EIN 36-0917979, Plan No. 003, for the period January 1, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $390,338. These expenses included $390,338 in benefits paid to participants and beneficiaries. A total of 319 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $15,173,962 as of December 31, 2004, compared to $13,250,859 as of January 1, 2004. During the plan year the plan experienced an increase in its net assets of $1,923,103. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $2,313,441 including employer contributions of $549,282, employee contributions of $553,319, and earnings from investments of $1,106,581.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information; and
3. assets held for investment.

To obtain a copy of the full annual report, or any part thereof, write or call CITIZENS FIRST NATIONAL BANK, 606 SOUTH MAIN STREET, PRINCETON, IL 61356, (815) 875-4444.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (CITIZENS FIRST NATIONAL BANK, 606 SOUTH MAIN STREET, PRINCETON, IL 61356) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.



CITIZENS FIRST NATIONAL BANK
401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

CITIZENS FIRST NATIONAL BANK
401(k) AND PROFIT SHARING PLAN

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Net Assets Available for Plan Benefits, December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2004 and 2003	3
Notes to Financial Statements	4
Supplemental Schedule	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

CITIZENS FIRST NATIONAL BANK
401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments, at fair value:		
Mutual funds	$ 12,937,292	11,106,203
Common stock	1,640,367	1,553,862
Participant loans	307,318	315,620
Total investments	14,884,977	12,975,685
Receivables:		
Participant contributions	8,050	174
Employer contributions	280,935	275,000
Total receivables	288,985	275,174
Net assets available for plan benefits	$ 15,173,962	13,250,859

See accompanying notes to financial statements.

CITIZENS FIRST NATIONAL BANK
401(k) AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 825,872	1,940,260
Interest and dividends	280,709	266,434
Total investment income	1,106,581	2,206,694
Contributions:		
Employer contributions on behalf of:		
Employee matching contributions	268,347	258,875
Employee profit sharing	280,935	275,000
Participants under compensation reduction elections	553,319	505,103
Participants' rollover contributions	104,259	55,222
Total contributions	1,206,860	1,094,200
Total additions	2,313,441	3,300,894
Deductions from net assets attributed to:		
Benefits paid to retired and terminated participants	390,338	120,064
Net increase in net assets available for plan benefits	1,923,103	3,180,830
Net assets available for plan benefits:		
Beginning of year	13,250,859	10,070,029
End of year	$ 15,173,962	13,250,859

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Citizens First National Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a salary reduction and profit sharing plan covering all employees of Citizens First National Bank (employer) who have completed one year of service, have worked a minimum of 1,000 hours in that year, and have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(b) Contributions

Each participant may make voluntary contributions subject to certain limits as provided in the plan document and income tax regulations.

The employer makes matching contributions to the Plan equal to 100% of a participant's salary deferral up to 3% of the participant's compensation. The employer will match 50% of any additional contributions made by the participant up to a total of 5% of their compensation.

In addition, the employer's discretionary profit sharing contribution is allocated among participants who have worked a minimum of 500 hours during the plan year and are employed on the last day of the plan year. Each participant's share of the contribution is proportionate to the compensation they received during the year and the compensation received by other eligible participants.

(c) Participant Accounts

Each participant's account is credited with the participant's voluntary contributions and an allocation of (a) employer's contributions, (b) plan earnings, and (c) a portion of forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting

On January 1, 2002, the Plan became a "safe harbor" plan. Participants are immediately vested in employer matching contributions plus earnings thereon. Vesting in the employer's discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20% vested after two years of credited service, 40% vested after three years, 60% vested after four years, and 100% vested after five years. Prior to January 1, 2002, the employer matching contribution was subject to the same vesting schedule. Forfeitures of nonvested accounts are used to offset future employer contributions.

(e) Investment Options

A participant may direct his or her investment account in any increment in any of the investment options which includes the following funds as of December 31, 2004: Federated Capital

(Continued)

Preservation Fund, Accessor High Yield Bond Fund, Accessor Income Allocation Fund, Accessor Intermediate Fixed Income Fund, Accessor Short-Intermediate Bond Fund, Accessor Mortgage Fund, Accessor Small to Mid Cap Fund, Accessor International Equity Fund, Accessor Growth & Income Allocation Fund, Accessor Growth Allocation Fund, Accessor Growth Fund, Accessor Income & Growth Allocation Fund, Accessor Value Fund, the Vanguard Total Stock Market Fund, and with a maximum of 20% of investment holdings and/or contributions in Princeton National Bancorp, Inc. common stock. Participants may change their investment options at any time throughout the year.

(f) ***Benefits***

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, installment distributions over a period of not more than the assumed life expectancy of the participant (or the assumed life expectancy of the participant's beneficiaries), or in partial withdrawals of at least $10,000.

(g) ***Loans***

Under the Plan, participants may borrow up to 50% of the current value of their vested benefits limited to $50,000 at a rate of interest that shall not be less than the prevailing rate then being charged by Citizens First National Bank on similar loans to customers. Principal and interest is paid not less frequently than quarterly through payroll deductions. Participant loans are secured by vested balances in the respective Plan accounts.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis. In order to prepare the financial statements in accordance with U.S. generally accepted accounting principles in the United States of America, the plan administrator is required to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. These estimates may differ from actual results.

(b) ***Investments***

Investments in mutual funds are carried at fair value as determined by quoted net asset values. Shares of Princeton National Bancorp, Inc. are valued at the last reported sales price at the valuation date. Participant loans are stated at cost, which approximates fair value.

Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) ***Administrative Expenses***

The employer generally pays all of the expenses of the Plan.

(Continued)

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Tax Status

The Internal Revenue Service has determined and informed the employer by a letter dated February 26, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:

	2004	2003
Participant directed:		
Accessor Growth & Income Allocation Fund	$ 4,990,990	—
Accessor Growth Allocation Fund	1,675,537	—
Accessor Income & Growth Allocation Fund	1,470,906	—
Accessor Value Fund	1,028,324	—
Vanguard Total Stock Market Fund	863,446	—
Federated Capital Preservation Fund	1,621,051	1,493,044
Federated Conservative Allocation Fund	—	1,482,125
Federated Growth Allocation Fund	—	1,033,047
Federated Max-Cap Index Fund	—	1,003,367
Federated Moderate Allocation Fund	—	3,508,383
Federated Stock Trust	—	950,294
Princeton National Bancorp, Inc. Common Stock	1,640,367	1,553,862

The following table represents the net appreciation (including realized and unrealized gains and losses) in the fair value of investments during the years ended December 31, 2004 and 2003:

	2004	2003
Mutual funds	$ 818,239	1,547,601
Common stock	7,633	392,659
	$ 825,872	1,940,260

(5) Transactions with Related Parties

Citizens First National Bank (Citizens) is the Plan trustee and administrator. Citizens is the wholly owned subsidiary of Princeton National Bancorp, Inc.

At December 31, 2004 and 2003, the Plan held 56,957 and 54,426 shares of Princeton National Bancorp, Inc. common stock with a fair value of $1,640,367 and $1,553,862, respectively. Dividends received from the common stock totaled $52,449 and $47,608 during the years ended December 31, 2004 and 2003, respectively.

(6) Plan Termination

Although it has not expressed any intent to do so, Citizens First National Bank has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

Schedule

CITIZENS FIRST NATIONAL BANK
401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Description of investment	Principal amount/ number of shares	Cost	Current value
Accessor Mutual Funds:			
Accessor High Yield Bond Fund	7,932	$ 84,076	89,631
Accessor Income Allocation Fund	21,729	323,993	329,626
Accessor Intermediate Fixed Income Fund	3,469	40,378	41,280
Accessor Short-Intermediate Bond Fund	242	2,866	2,892
Accessor Mortgage Fund	5,527	68,365	69,865
Accessor Small to Mid Cap Fund	20,281	450,212	503,571
Accessor International Equity Fund	12,025	164,420	182,424
Accessor Growth & Income Allocation Fund	326,422	4,688,083	4,990,990
Accessor Growth Allocation Fund	110,451	1,545,063	1,675,537
Accessor Growth Fund	2,943	64,010	67,749
Accessor Income & Growth Allocation Fund	95,700	1,413,873	1,470,906
Accessor Value Fund	51,649	944,848	1,028,324
Total Accessor mutual funds		9,790,187	10,452,795
Federated Investors Mutual Fund			
Federated Capital Preservation Fund	162,105	1,621,051	1,621,051
Vanguard Mutual Fund:			
Vanguard Total Stock Market Fund	30,012	795,722	863,446
Total mutual funds		12,206,960	12,937,292
Common stock:			
*Princeton National Bancorp, Inc.	56,957	1,006,028	1,640,367
Participant loans (interest rates ranging from 5.0% to 10.5%, maturing at various dates from June 1, 2005 to December 4, 2009)		—	307,318
		$ 13,212,988	14,884,977

*Represents party-in-interest to the plan.

See accompanying independent auditors' report.